Exhibit 12.1

BANKUNITED, INC. AND SUBSIDIARIES
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
(In thousands, except for ratios)

	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Excluding Interest on Deposits:
Fixed Charges
Interest expense (other than interest on deposits)	$69,059	$44,013	$33,690	$32,045	$57,091	$63,164
Interest factor in rent expense (1)	9,205	9,026	8,471	8,668	7,772	4,956
Total fixed charges	$78,264	$53,039	$42,161	$40,713	$64,863	$68,120

Earnings
Income before income taxes	$335,444	$296,893	$293,250	$318,002	$344,865	$192,744
Fixed charges	78,264	53,039	42,161	40,713	64,863	68,120
Total earnings	$413,708	$349,932	$335,411	$358,715	$409,728	$260,864

Ratio of earnings to fixed charges excluding interest on deposits	5.29	6.60	7.96	8.81	6.32	3.83

Including Interest on Deposits:
Fixed Charges
Total interest expense	$188,832	$135,164	$106,651	$92,611	$123,269	$138,937
Interest factor in rent expense (1)	9,205	9,026	8,471	8,668	7,772	4,956
Total fixed charges	$198,037	$144,190	$115,122	$101,279	$131,041	$143,893

Earnings
Income before income taxes	$335,444	$296,893	$293,250	$318,002	$344,865	$192,744
Fixed charges	198,037	144,190	115,122	101,279	131,041	143,893
Total earnings	$533,481	$441,083	$408,372	$419,281	$475,906	$336,637

Ratio of earnings to fixed charges including interest on deposits	2.69	3.06	3.55	4.14	3.63	2.34
(1) Consists of one third of total rent expense which management believes approximates the interest factor in rent expense.